UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO. 3)

                           HEARx, Ltd.
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                        (Name of Issuer)

                          Common Stock
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                   (Title Class of Securities)

                             4223601
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                         (CUSIP Number)
                        Gregg M. Larson,
                    Assistant General Counsel
           Minnesota Mining and Manufacturing Company
                            3M Center
                     Minneapolis, MN  55144
                         (612) 733-2204
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  (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)
                         March 15, 1996
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     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[ ].   (A fee is not required only if the reporting person: (1)
has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              1 of 8
                                                 SEC 1746 (12-91)

                          SCHEDULE 13D

CUSIP No.    4223601                         Page  2  of  8  Pages
          ----------                              ---    ---

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      MINNESOTA MINING AND MANUFACTURING COMPANY   41-0417775
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]   (b)[ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

       WC
5   CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

6 CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

 NUMBER   7   SOLE VOTING POWER
   OF
 SHARES            10,782,400
 BENEFI   8   SHARED VOTING POWER
 CIALLY
 OWNED             0
BY EACH   9   SOLE DISPOSITIVE POWER
REPORT-
 ING               10,782,400
PERSON   10   SHARED DISPOSITIVE POWER
 WITH
                   0
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,782,400
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.9%
14 TYPE OF REPORTING PERSON*

      CO

                             2 of 8
                                                 SEC 1746 (12-91)

     This Amendment No. 3 amends and supplements the Schedule 13D ("Schedule 13D") and Amendment Nos. 1 and 2, relating to the common stock, par value $0.10 per share (the "Common Stock"), of HEARx Ltd., a Delaware Corporation (the "Company"), previously filed by Minnesota Mining and Manufacturing Company, a Delaware corporation ("3M").

                           *    *    *

Item 1 is hereby amended as follows:
ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock of HEARx, Ltd., with principal executive offices located at 471 Spencer Drive, West Palm Beach, FL 33409.

     On March 15, 1996, the Company listed its stock on the American Stock Exchange. As a result of the listing, the preferred stock of the Company, and the warrants and options to purchase preferred stock of the Company, then held by 3M, automatically converted to Common Stock (or options or warrants to acquire Common Stock).



Item 2 is hereby amended to add the following information:
ITEM 2.  IDENTITY AND BACKGROUND

RESPONSES TO QUESTIONS (A), (B) AND (C) ARE AS FOLLOWS:

     MINNESOTA MINING AND MANUFACTURING COMPANY ("3M") is a Delaware corporation, with its principal business located at 3M Center, St. Paul, MN 55144. 3M is an integrated enterprise characterized by substantial interdivision and intersector cooperation in research, manufacturing and marketing of products incorporating similar component materials manufactured at common internal sources.

     The EXECUTIVE OFFICERS OF 3M, each located at 3M's principal business address, 3M Center, St. Paul, MN 55144, are as follows:

          Livio D. DeSimone (also a Director of 3M), Chairman of the Board and Chief Executive Officer of 3M

          Ronald A. Mitsch (also a Director of 3M), Vice Chairman of the Board and Executive Vice President, Industrial and Consumer Sector and Corporate Services

                             3 of 8

          J. Marc Adam, Vice President, Marketing

          Giulio Agostini, Senior Vice President, Finance and
          Office Administration

          Ronald O. Baukol (also a Director of 3M), Executive
          Vice President, International Operations

          William E. Coyne, Senior Vice President, Research and
          Development

          Lawrence E. Eaton, Executive Vice President

          Charles E. Kiester, Senior Vice President, Engineering,
          Quality and Manufacturing Services

          Richard A. Lidstad, Vice President, Human Resources

          W. George Meredith (also a Director of 3M), Executive
          Vice President, Life Sciences Sector and Corporate
          Services

          John J. Ursu, Vice President, Legal Affairs and General
          Counsel

     The DIRECTORS OF 3M (in addition to those listed above) are listed below, with their present principal occupations and addresses:

          Edward A. Brennan
          Retired Chairman of the Board, President and CEO,
          Sears, Roebuck and Co.
          400 North Michigan Avenue, Suite 400
          Chicago, Illinois  60611

          Allen F. Jacobson
          Director of various companies
          3050 Minnesota World Trade Center
          30 East 7th Street
          St. Paul, Minnesota  55101

          Allen E. Murray
          Retired Chairman of the Board and Chief Executive Officer, Mobil Corporation
          P.O. Box 2072
          New York, New York  10163

                             4 of 8

          Aulana L. Peters
          Partner in the law firm
          Gibson, Dunn & Crutcher, LLP
          333 South Grand Avenue
          Los Angeles, California  90071-3197

          Rozanne L. Ridgway
          Co-Chair, The Atlantic Council of the United States
          10th Floor
          910 17th Street
          Washington, D.C.  20006

          Frank Shrontz
          Chairman of the Board, The Boeing Company
          P.O. Box 3707
          MS 10-21
          Seattle, Washington  98124-2207

          F. Alan Smith
          Retired Executive Vice President and Director,
          General Motors Corporation
          674 Franklyn Avenue
          Indialantic, Florida  32903

          Louis W. Sullivan, M.D.
          President, Morehouse School of Medicine
          720 Westview Drive, S.W.
          Atlanta, Georgia  30310-1495

     ITEMS (D), (E) AND (F) APPLY TO ALL PERSONS LISTED IN ITEM 2 ABOVE.

     (d) Neither 3M nor any of the persons named above have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither 3M nor any of the persons named above have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons named above are citizens of the U.S.



                             5 of 8

Item 3 is hereby amended to add the following information:
ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     During November - December 1993 and January 1994, 3M loaned $400,000 to the Company, the conversion of which formed the consideration for the issuance of Senior Preferred Stock, Series E, par value $1.00 per share ("Series E Stock"), pursuant to an Option to Purchase dated May 15, 1992. On May 1, 1995, the Company agreed to the issuance of shares of Series E Stock in consideration for such $400,000, with the actual number of shares to be determined pursuant to a formula. By Letter Agreement dated December 21, 1995, the Company agreed to the issuance of shares at an issue price of $61.80 per share of Series E Stock ($.618 per share of Common Stock). On January 26, 1996, 6,472 shares of Series E Stock were issued to 3M, and are reported herein on this Amendment No. 3. The shares of Series E Stock were convertible into shares of Common Stock at a ratio of 1:100, and converted into 647,200 shares of Common Stock, upon the listing of the Company's Common Stock on the American Stock Exchange on March 15, 1996.


Item 4 is hereby amended to add the following information:
ITEM 4.  PURPOSE OF TRANSACTION

     As stated in the Schedule 13D filed on January 2, 1992, 3M initially invested in the stock of the Company in order to promote 3M's interest in having the Company market and distribute 3M's hearing aid products in the United States. 3M is now in the process of divesting itself of its Hearing Health business, which produces hearing aid devices. 3M intends to evaluate the possibility of selling all or, from time to time, portions of the Common Stock held by it. In determining whether to sell its shares of Common Stock, 3M may consider various factors, including the status of 3M's divestiture of its Hearing Health business, the Company's financial condition, other developments concerning the Company, the market for the shares, including the demand for the purchase of shares at particular price levels, and general economic, financial market and industry conditions. Any and all sales might be made in market transactions, privately negotiated sales or in registered public offerings.


Item 5 is hereby amended to add the following information:
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) 3M beneficially owns 10,782,400 shares of Common Stock of the Company as of the date of this Amendment No. 3, representing an aggregate of approximately 15.9% of the outstanding shares of the Company (based upon 65,909,183 shares of the Company's Common Stock outstanding as of March 29, 1996, as disclosed in the


                             6 of 8

Company's Form 10-Q for the quarterly period ended March 29, 1996.)

     (b) 3M possesses the sole power to vote or dispose of the securities described above.

     (c) No transactions in the Common Stock were effected during the past sixty days by the persons named in paragraph (a) above.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities other than 3M.

     (e)  N/A.


Item 6 is hereby amended to add the following information:
ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to a Letter Agreement dated November 19, 1993, an Agreement dated May 1, 1995, Stock Purchase Agreement dated July 24, 1995, Letter Agreement dated December 21, 1995, and letter from HEARx, Ltd. to 3M, dated January 26, 1996, 3M acquired 6,472 shares of Series E Stock, $1 par value of the Company upon the conversion of a $400,000 loan previously made by 3M to the Company from 3M's working capital. The Company provided demand and incidental registration rights in connection with such securities, the terms of which are specified in the Stock Purchase Agreement dated July 24, 1995, a copy of which is filed as an exhibit hereto and is hereby incorporated by reference herein.


Item 7 is hereby amended to provide the following information:
ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The copies of the five (5) documents referenced in Item 6 above are attached hereto as Exhibits:
     1.      Letter Agreement, dated November 19, 1993
     2.      3M - HEARx Agreement, dated May 1, 1995
     3.      Stock Purchase Agreement, dated as of July 24,
             1995
     4.      Letter Agreement, dated December 21, 1995
     5. Letter from HEARx Ltd. to 3M, dated January 26, 1996, conveying stock certificate for 6,472 shares of Senior Preferred Stock, Series E

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                            SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   MINNESOTA MINING AND
                                   MANUFACTURING COMPANY

June    , 1996                     ------------------------------
                                        Signature

                                    /s/ Roger P. Smith
                                   ------------------------------
                                        Roger P. Smith,
                                        Corporate Secretary